Mark G. Borden +1 617 526 6675 (t) +1 617 526 5000 (f) mark.borden@wilmerhale.com

April 1, 2008

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC 20549

Attention: Paul Fischer

Re:	Global BPO Services Corporation

Preliminary Proxy Materials on Form PreM14A

Filed on February 12, 2008

File No. 1-33739

Ladies and Gentlemen:

On behalf of Global BPO Services Corp. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-33739) (the “Preliminary Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 12, 2008.

Amendment No. 1 is being filed in response to comments contained in the letter dated March 12, 2008 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Commission to R. Scott Murray, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1. For your convenience, the Company is also providing you supplementally with a copy of Amendment No. 1 marked to show the changes made to the Preliminary Proxy Statement.

On behalf of the Company, we advise you as follows:

Preliminary Proxy Statement on Schedule 14A

1.	Please revise your preliminary materials to include a form of proxy as an appendix to your proxy statement. See Item 14a-4 of Regulation 14A. When you provide your form of proxy, please indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

Response:	In response to the Staff’s comment, the Company has included a form of proxy as an appendix to Amendment No. 1.

2.	Please provide us with marked copies of any materials that support any third party statements, clearly cross-referencing each statement with the underlying factual support. We note, for example, the cite to the Outsourced Customer Care Industry Report, 2007, by Robert W. Baird on page 102.

Response:	In response to the Staff’s comment, the Company supplementally provided copies of the third party materials cited on page 103.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing	Berlin	Boston	Brussels	London	Los Angeles	New York	Oxford	Palo Alto	Waltham	Washington

Securities and Exchange Commission

April 1, 2008

Letter to Stockholders of Global BPO Services Corporation

3.	We note disclosure in paragraph six, page two of the letter to stockholders that “each of GBPO’s founding stockholders has agreed to vote all shares of GBPO common stock acquired prior to the IPO, and any shares of common stock acquired in or after the IPO, in the same manner as the majority of the votes cast by the holders of the common stock issued in the IPO other than the founding stockholders.” Please revise to indicate here and elsewhere the percentage of shares outstanding that the referenced shares represent.

Response:	The Company has revised the disclosure on page 2 of the letter to stockholders and on pages 6, 15, 23, 52, 140 and 144 of Amendment No. 1 in response to the Staff’s comment.

Notice of Annual Meeting of Stockholders

4.	We note that in addition to mailing out proxy materials, GBPO’s chief executive officer, chairman of the board and other officers may solicit proxies by telephone or fax. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Response:	In response to the Staff’s comment, the Company confirms that it understands the requirements of Rule 14a-6(b) and (c).

Summary of the Material Terms of the Merger, page 1

5.	Please revise to consolidate your summary term sheet and the additional summary section beginning on page 13. Note that your summary section should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A. Furthermore, the Q&A should not repeat any information that appears in the summary, and vice versa. Please limit the discussion in the Q&A section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your summary section.

Response:	The Company has revised the disclosure on pages 1-4, 7, 13 and 14 of Amendment No. 1 in response to the Staff’s comment.

6.	Please include brief disclosure regarding the diminished ownership current GBPO shareholders will have in the surviving company should the propose acquisition be effected. We note disclosure on page 92. Please likewise quantify this reduction in equity interest of existing shareholders at “GBPO will issue shares of its capital stock to complete the merger with Stream, which will reduce the equity interest of its stockholders” at page 48 in your Risk Factors section.

Response:	The Company has revised the disclosure on page 49 of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers, page 3

Why is GBPO proposing the merger?, page 3

7.	Please revise to briefly balance your statements regarding Stream’s expertise in the CRM industry, client relationships, and revenue base with disclosure regarding Stream’s history of losses and accumulated $2.86 million deficit.

Response:	The Company has revised the disclosure on page 3 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

What vote is required in order to adopt the merger proposal?, page 5

8.	Where you describe the approval necessary in each instance to adopt a proposal at the annual meeting, please revise to indicate the percentage of outstanding common shares entitled to vote held by GBPO’s officers, directors, and their affiliates.

Response:	The Company has revised the disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment.

Did GBPO’s board of directors obtain a fairness opinion in connection with its approval of the merger agreement?, page 6

9.	Please revise to disclose the total fee that Bear Sterns will receive and specifically note the amount and percentage of the fee that will be paid only if the merger is successfully consummated. In addition, revise the reference to the advisor’s opinion and analyses appearing in “Reasons for the Recommendation of the Board of Directors” to address the contingent payments.

Response:	The Company has revised the disclosure on pages 6 and 61 of Amendment No. 1 in response to the Staff’s comment.

How is GBPO paying for the cash portion of the merger consideration?, page 8

10.	Please update the appropriate sections of your preliminary proxy materials to reflect the agreement with PNC entered into on February 11, 2008 regarding senior secured credit facilities up to an aggregate of $108,695,428, as referenced in your Form 8-K Item 1.01 disclosure of February 14, 2008.

Response:	The Company has revised the disclosure on pages 7, 27, 117 and 126 of Amendment No. 1 in response to the Staff’s comment.

Summary of the Proxy Statement, page 13

The Merger, page 14

11.	Disclose the percentage of your total outstanding common stock represented by the shares underlying all the securities being issued to Stream in the merger.

Response:	The Company has revised the disclosure on pages 13, 27, 57 and 81 of Amendment No. 1 in response to the Staff’s comment.

GPBO’s Founding Stockholder Ownership, page 17

12.	We note that your founding stockholders have only agreed not to vote their shares independently of the majority of other stockholders with regards to the merger proposal. Therefore, clarify whether your founding stockholders intend to vote in favor of the other proposals.

Response:	The Company has revised the disclosure on page 2 of the letter to stockholders and pages 7, 15, 23, 52, 140 and 144 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

Pro Forma information, page 24

13.	We note that you allocated the purchase price based on the current book value of Stream’s tangible assets and liabilities and disclose that the final valuation estimates may differ materially. Please revise your disclosure to identify any significant liabilities and tangible and intangible assets likely to be recognized when the valuation is completed. For example, it appears that Stream has customer relationships that may qualify for recognition as an intangible asset.

Response:	The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 33

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders., page 33

14.	Disclose Global BPO’s stock price as of the most recent practicable date relative to the exercise price of the warrants. Specifically address the dilutive impact that will result if these presently in-the-money warrants are exercised. The current disclosure is too generic.

Response:	The Company has revised the disclosure on pages 33 and 34 of Amendment No. 1 in response to the Staff’s comment.

GBPO does not have any operations and Stream has never operated as a public company. Fulfilling Stream’s obligations as a public company will be expensive and time consuming., page 37

15.	Please revise to include, if ascertainable, the costs associated with fulfilling Stream’s obligations to satisfy the requirements of Item 404 of the Sarbanes-Oxley Act.

Response:	The Company has revised the disclosure on page 38 of Amendment No. 1 in response to the Staff’s comment.

GBPO and Stream expect to incur significant costs associated with the merger… which will reduce the amount of cash otherwise available for other corporate purposes., page 40

16.	Please revise to briefly describe and quantify the costs associated with the merger.

Response:	The Company has revised the disclosure on page 40 of Amendment No. 1 in response to the Staff’s comment.

A substantial portion of Stream’s revenue is generated from a limited number of clients, and the loss of one or more of these clients would materially reduce Stream’s revenue and cash flow and adversely affect Stream’s business., page 40

17.	Disclose the identities of your three largest clients referenced here and in your business section.

Response:	Stream is not able to disclose the names of its clients due, in part to (i) the sensitive nature of the off-shore customer relationship management services Stream provides its clients and (ii) to non-disclosure and confidentiality provisions within certain of its service contracts. Moreover, none of these clients represented more than 15% of Stream’s revenues individually. Stream does not believe, in any event, that the identity of the clients is necessary to convey the substance of this risk factor.

Securities and Exchange Commission

April 1, 2008

Stream depends on third-party technology which… could result in increased costs or delays in the production and improvement of its products or result in liability claims., page 43

18.	Please revise to indicate whether the third-party software is licensed exclusively to Stream.

Response:	The Company has revised the disclosure on page 44 of Amendment No. 1 in response to the Staff’s comment.

Annual Meeting of GBPO Stockholders, page 51

The Merger Proposal, page 57

Background of the Merger, page 57

19.	Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by Bear Stearns in connection with rendering its fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter with Bear Stearns.

Response:	In response to the Staff’s comment, the Company supplementally provided copies of the presentation to the Company’s Board of Directors dated January 23, 2008 and a copy of the Company’s engagement letter with Bear Stearns.

20.	We note that H.I.G owns 99% of the common stock in Stream, and Rick Rosen controls H.I.G. Disclose the number of other Stream shareholders.

Response:	The Company has revised the disclosure on page 57 of Amendment No. 1 in response to the Staff’s comment. Please note that Mr. Rosen does not control H.I.G.

21.	Please revise to clarify, on page 58, whether the database of over 100 potential acquisition targets was compiled entirely by management of GBPO, or whether GBPO received third party assistance in compiling the list of targets from a financial or other advisor.

Response:	The Company has revised the disclosure on page 58 of Amendment No. 1 in response to the Staff’s comment.

22.	Please revise page 58 to expand upon the discussion of the 12 potential acquisition targets. Revise to briefly describe their size and the nature of their businesses, and provide an expanded discussion of why none of these companies, other than Stream, resulted in a letter of intent or definitive agreement regarding a potential business combination.

Response:	The Company has revised the disclosure on page 58 of Amendment No. 1 in response to the Staff’s comment.

23.	We note that following the closing of the IPO, Mr. Rick Rosen, a managing director of H.I.G., which entity controls over 99% of the common shares of Stream, called Mr. Murray to congratulate him on the pricing of the GBPO initial public offering. Please revise to disclose any relationship between Mr. Rosen and Mr. Murray that existed on and prior to October 23, 2007. Please also revise to identify all Mr. Murray’s connections, associations, and affiliations, past and present, with Stream, including its predecessors and affiliates. We note, for example, disclosure in your Investor Presentation materials not reflected in the proxy materials that “Stream [was] sold in 2001 by Murray/Bain Capital to Solectron for $375 million.” Please provide similar disclosure with respect to Mr. Linnell and, to the extent relevant to explaining the background of the merger, Mr. Stephen D.R. Moore and Ms. Deborah Keeman.

Response:	The Company has revised the disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

24.	Please revise paragraph four to clarify why Mr. Murray was interested especially in purchasing Stream from H.I.G.’s portfolio.

Response:	The Company has revised the disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment.

25.	Please revise to disclose, in the final paragraph on page 58, why Mr. Rosen agreed to explore a possible sale of Stream to GBPO, “but only on the condition that GBPO commit to decide quickly whether to proceed… and to move quickly toward a definitive acquisition agreement.” In light of earlier disclosure that Mr. Rosen said Stream was not for sale, please clarify how the ability of GBPO to proceed quickly in negotiations and effect a definitive acquisition agreement led him to change his position.

Response:	The Company has revised the disclosure on page 58 of Amendment No. 1 in response to the Staff’s comment.

26.	Please revise, on page 59, to indicate why GBPO apparently did not proceed in considering the other 7 other acquisition candidates it had identified and with which it had entered into NDAs subsequent to November 16, 2007. Clarify the date upon which GBPO determined that Stream would be the sole focus of its endeavors to pursue an acquisition.

Response:	The Company has revised the disclosure on pages 59 and 60 of Amendment No. 1 in response to the Staff’s comment.

27.	Please provide more insight into the reasons for and negotiations behind management’s decisions beginning on November 21, 2007, regarding the ultimate amount and form of merger consideration, and the provisions of the merger agreement providing for both upward and downward adjustment mechanisms. Clarify whether management had third-party assistance in this regard. We note that GBPO did not engage financial consultant Gillian Hsieh until December 19, 2007, and that Bear Stears “did not participate in any negotiations regarding the determination of the amount of consideration, nor did they assist in structuring the transaction.”

Response:	The Company has revised the disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment.

GBPO’s Board of Directors’ Reasons for the Approval of the Merger, page 61

The terms of the merger agreement, page 62

28.	Please revise to expand upon why the board deemed the terms and conditions “reasonable” to adequately protect GBPO’s interests in the merger. We note, for example, that while GBPO is required to pay a fee in the event of terminating the merger agreement, Stream has no comparable obligation. We further note risk factor and other disclosure indicating the limitations of the indemnification provisions from the point of view of GBPO.

Response:	The Company has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment.

Other Factors, page 63

29.	We note that you have not included disclosure regarding whether the GBPO board of directors deemed Stream’s history of losses and accumulated deficit as a potentially negative factor. Please advise or revise.

Response:	The Company has revised the disclosure on page 62 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

Satisfaction of 80% Test, page 63

30.	Revise this section to clearly explain the basis for the board’s determination that the 80% test has been met, aside from relying upon Bear Stearn’s opinion. In other words, clarify how the board members conducted their financial analysis to assess the value of Stream. Please include a reasonably thorough description of their analysis. In the analysis, please address the statement on page 31 that GPBO had not yet completed its assessment of the fair value of Stream assets to be acquired.

Response:	The Company has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment. The Company has not completed an assessment of fair value for accounting purposes because is not required to do so under SFAS 142, Accounting for Goodwill and other Intangible Assets until its the first financial report following the close of the transaction and does not believe, in any event, that the accounting assessment is related to the Board’s determination that the 80% test has been met.

Certain Financial Projections, page 65

31.	Please disclose, or confirm that you have disclosed in this section, all financial projections exchanged between GBPO and Stream and all Stream projections reviewed by GBPO’s advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

Response:	The Company confirms that the information included in Amendment No. 1 represents a complete description of the information exchanged between Stream and the Company and its advisors. The Company has revised the disclosure on page 65 of Amendment No. 1 in response to the Staff’s comment.

Discounted Cash Flow Analyses, page 70

32.	Please expand your disclosure to include the long term perpetual growth rates used for purposes of the discounted cash flow analyses, and how the range compares with Stream’s historical growth rates.

Response:	The Company has revised the disclosure on page 71 of Amendment No. 1 in response to the Staff’s comment.

Precedent Merger and Acquisitions Transactions Analysis, page 72

33.	Please revise to include the dates upon which the selected precedent transactions closed. Likewise, please briefly describe why these transactions were deemed relevant precedent merger and acquisition transactions for purposes of comparison.

Response:	The Company has revised the disclosure on page 73 of Amendment No. 1 in response to the Staff’s comment.

34.	Clarify whether the list of comparable companies and precedent merger and acquisition transactions were the only ones that met Bear Stearn’s selection criteria, and if not, why the companies or transactions were excluded from the analyses and the reasons for making such exclusions.

Response:	The Company has revised the disclosure on page 73 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

Summary of 80% Test, page 73

35.	We note that Bear Stearns references the results of its analyses in support of its conclusion that the fair market value of Stream is at least 80% of the net assets of GPBO held in trust. However, clarify whether Bear Stearns’ conclusion is based on the various enterprise range of values calculated for Stream that take into consideration GPBO’s planned revenue enhancements, and if so, why this is appropriate in light of the uncertainty involved with these prospective measures.

Response:	The Company has revised the disclosure on page 74 of Amendment No. 1 in response to the Staff’s comment.

U.S. Federal Income Tax Consequences of the Merger, page 75

36.	Please revise paragraph five to confirm that your summary discussion of federal tax consequences of the merger sets forth all material income tax consequences to investors arising out of the merger.

Response:	The Company has revised the disclosure on page 76 of Amendment No. 1 in response to the Staff’s comment.

The Merger Agreement, page 80

GBPO’s Conditions to Closing, page 86

37.	Please revise to briefly describe and specify the “necessary consents and approvals by third parties” Stream must receive as a condition to closing.

Response:	The Company has revised the disclosure on page 87 of Amendment No. 1 in response to the Staff’s comment.

Extension: Waiver, page 90

38.	Your disclosure here suggests that the material conditions to the merger, other than the 30% conversion condition, may be waived by either Global or Stream. Disclose whether it is the intent of Global’s board to resolicit shareholder approval of the merger if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Response:	The Company has revised the disclosure on page 91 of Amendment No. 1 in response to the Staff’s comment.

The authorized share proposal, page 91

39.	Please revise, as applicable, to address any potential anti-takeover effects of having a substantial number of authorized and unreserved shares. If true, state that the additional shares could be used by management to resist a takeover effort. Refer to Release No. 34-15230.

Response:	The Company respectfully submits that the reasons for the proposal regarding an increase in the authorized capitalization are not designed as an anti-takeover device but rather to provide the Company with the ability to issue additional stock as needed in connection with potential acquisitions and financings and in connection with possible future stock splits. In addition, the Company has revised the disclosure on page 92 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

The Post-Closing Charter Amendment Proposal, page 93

40.	Please include the current versions of the relevant sections of the charter, such that readers may easily compare them to the proposed revised sections.

Response:	The Company has revised the disclosure on page 94 of Amendment No. 1 in response to the Staff’s comment.

The Incentive Plan Proposal, page 94

41.	To the extent practicable, please revise to provide the tabular disclosure set forth in Item 10, Schedule 14A. Please see Item 10(a)(2)(i) and (iii) to Regulation 14A.

Response:	The Company advises the Staff that is has not yet determined whether to grant equity awards to its management or to members of Stream’s management. Therefore, the Company respectfully submits that the tabular disclosure set forth in Item 10, Schedule 14A need not be provided at this time.

Business of Stream, page 102

High Renewal Rates, page 104

42.	Please revise to quantify Stream’s “consistent success in renewing its client contracts when they come up for renewal.”

Response:	The Company has revised the disclosure on page 105 of Amendment No. 1 in response to the Staff’s comment.

Experienced Management Team, page 104

43.	Please revise to clarify that following the proposed merger, the team to which you make reference may not necessarily remain with the company.

Response:	The Company has revised the disclosure on page 105 of Amendment No. 1 in response to the Staff’s comment.

Markets and Clients, page 106

44.	We note your earlier statements that over 74.4% of your revenues for the nine months ended September 30, 2007 were attributed to your international operations and that most of your clients arc located in the United States. Please clarify, if true, that while most or your clients are located in the United States, they are generally served by your employees located in foreign countries. In addition, please clarify in MD&A whether your growth strategy entails expanding your client base to include more international clients, expanding your employee base to include more foreign employees or a combination of both.

Response:	The Company has revised the disclosure on pages 110 and 112 of Amendment No. 1 in response to the Staff’s comment. In addition, Stream believes that its expansion strategy continues to be focused on multinational corporations than country specific corporations. The Company has also revised the disclosure on page 110 of Amendment No. 1 to clarify that Stream expects more of its labor hires to be off-shore.

Competition, page 107

45.	To the extent known or reasonable ascertainable, please revise to indicate Stream’s competitive position relative to the companies you have identified as being competitors.

Response:	The Company has revised the disclosure on page 108 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

Management’s Discussion and Analysis—Stream, page 109

46.	The Commission’s interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Please consider expanding your discussion of any known trends or uncertainties that could materially affect Stream’s results of operations in the future, including any trends management considers meaningful for investors in understanding the combined company’s prospects after the merger. For example, address the costs associated with effecting your expansion plans to offer new services in new locations and invest in new technology. Address the specifics of management’s “revenue enhancements” that are planned for Stream’s operations. As another example, address what changes you expect as a result of becoming a public company. In this regard, we note your disclosure under the risk factor “GBPO does not have any operations and Stream has never operated as a public company. Fulfilling Stream’s obligations as a public company after the merger will be expensive and time consuming,” beginning on page 37.

Response:	The Company has revised the disclosure on pages 111 and 116 of Amendment No. 1 in response to the Staff’s comment. The Company advises the Staff that the following are the primary trends affecting Stream’s business: (i) call center capacity utilization; (ii) finding requirements for building out service centers and increasing working capital, (iii) quarterly fluctuations in results of operations based on timing and shifting of utilization among service centers, (iv) shift of labor pool to off-shore locations and (v) foreign currency impact.

47.	Please revise to provide more robust disclosure concerning Stream’s service contracts. Please indicate, for example, the percentage of contracts whose duration is one year or less, as well as the percentage where Stream is not the exclusive service provider. Please indicate the percentage of such contracts that have been renewed historically. Finally, indicate any costs involved in the event of early termination.

Response:	The Company has revised the disclosure on page 110 of Amendment No. 1 in response to the Staff’s comment.

Results of Operations, page 112

48.	Expand your discussion to include management’s assessment of the reasons behind material changes. For example, for the nine months ended September 30, 2007, revenues increased from existing customers when compared to the same period during 2006; however, there is no detail as to why such revenues increased. Nor is there a clear explanation as to why the company’s debt levels materially increased during this period. In updating for the year ended December 31, 2007, please ensure that all material changes between period are clearly explained.

Response:	The Company has revised the disclosure on pages 113, 114, 115 and 118 of Amendment No. 1 in response to the Staff’s comment.

49.	Include a discussion of the company’s net income (loss) for the periods being presented.

Response:	The Company has revised the disclosure on pages 114 and 115 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

Liquidity and Capital Resources, page 115

50.	Please revise to discuss Stream’s ability to meet liquidity needs in the next twelve months as well as long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months.

Response:	The Company has revised the disclosure on page 117 of Amendment No. 1 in response to the Staff’s comment. The Company advises the Staff that Stream does not guarantee that it will be able to meet its ongoing liquidity needs in the event that the merger is not consummated. In the event that the merger is consummated, the combined company will have more than an adequate amount of cash to satisfy its ongoing liquidity needs.

51.	You disclose a significant increase in “accrued, unbilled” receivables in Note 3, Accounts Receivable, at page F-26 of the financial statements. Disclose the reasons for the increase in unbilled receivables and the impact on your liquidity and capital resources.

Response:	The Company has revised the disclosure on page 116 of Amendment No. 1 in response to the Staff’s comment.

Senior subordinated secured notes, page 116

52.	Please revise to indicate if Stream is in compliance with the covenants contained in the indentures governing the notes.

Response:	The Company has revised the disclosure on pages 116 and 117 of Amendment No. 1 in response to the Staff’s comment.

Contractual Obligations, page 117

53.	You do not appear to have included the senior subordinated secured notes due July 31, 2009, in your tabular disclosure of long-term debt obligations. Please advise or revise.

Response:	The Company has revised the disclosure on page 118 of Amendment No. 1 in response to the Staff’s comment.

Goodwill, page 119

54.	Please expand the disclosure of your procedures for evaluating potential goodwill impairment to address the specific uncertainties associated with the methods, assumptions, or levels of judgment you use in estimating the fair value of Stream’s one reporting unit. You should also discuss the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Also consider whether the disclosure of your other accounting policies, such as stock-based compensation, fully address the relevant uncertainties of accounting estimates and assumptions. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:	The Company has revised the disclosure on page 120 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis—GBPO, page 126

55.	We note the disclosure in your Form S-l and your proxy that, although the company seeks to have all vendors, prospective target businesses or other entities it engages execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust, there is no guarantee that they will execute such agreements. Please revise here and where appropriate to update your efforts in this regard for Bear Stearns and any vendors or other entities you have engaged since the IPO.

Response:	The Company has revised the disclosure on pages 36 and 39 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

April 1, 2008

56.	We also note disclosure that the company’s directors severally agreed that they will be personally liable to ensure that the monies in the trust are not reduced by the claims of target businesses or vendors or other entities that are owed money by GBPO for services rendered, contracted for or products sold to GBPO. Similarly revise to identify the expenses incurred to date and possible future obligations, such as the up to $3.5 million in termination fees GBPO could potentially pay Stream, for which the officers and directors are or will be liable, and identify those expenses and possible future obligations for which they are or will not be liable.

Response:	The Company directs the Staff to pages 16 and 65 of Amendment No. 1 which states that only Messrs. Murray, Linnell, Kane and Ms. Flaherty, who comprise the Company’s former and current officers, have severally agreed to be personally liable to ensure that monies in the Company’s trust account are not reduced by claims of vendors, service providers or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company or by claims of prospective target businesses for fees and expenses of third parties that the Company agrees to pay in the event it does not consummate a combination with such target business. In addition, the Company directs the Staff to Section 10.3 of the Merger Agreement attached to Amendment No. 1 as Appendix A which states that Stream Holdings Corporation and its subsidiaries waive any claims they might have against the Company’s trust account. To date GBPO has not incurred expenses for which Messrs. Murray, Linnell, Kane and Ms. Flaherty may be personally liable. The Company is unable to determine possible future obligations for which Messrs. Murray, Linnell, Kane and Ms. Flaherty may be personally liable.

57.	Please revise to clarify the company’s obligation to bring claims against the directors to enforce such obligations.

Response:	The Company has revised the disclosure on pages 39 and 40 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 140

58.	Please revise paragraph 3, page 141 to quantify the out-of-pocket expenses incurred to a recent practicable date.

Response:	The Company has revised the disclosure on page 142 of Amendment No. 1 in response to the Staff’s comment.

Financial Statements

Age of Financial Statements

59.	Please update your financial information to include audited financial statements of Global BPO Services Corp and Stream Holdings Corporation as of December 31, 2007 as required by Rule 3-12 of Regulation S-X. Also, update the pro forma financial information to include only the most recent fiscal year.

Response:	The Company acknowledges the Staff’s comment and has updated the audited financial statements of the Company and of Stream Holdings Corporation as of December 31, 2007 and has included such financial statements in Amendment No. 1.

Securities and Exchange Commission

April 1, 2008

Statements of Operations, page F-15

60.	It appears that your presentation of direct cost of revenue excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue. If this is true, your statement of operations inappropriately presents a figure for gross profit that excludes depreciation. Please describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

Response:	The Company has revised the disclosure on pages 112, 113 and 115 of Amendment No. 1 in response to the Staff’s comment. The Company advises the Staff that Stream does not segregate its assets except by location and type and would not able to easily separate and report depreciation in more detail than currently provided. The Company respectfully submits that SAB Topic 11:B states that if the costs of sales or operating expenses exclude charges for depreciation, depletion, and amortization of property, plant and equipment, the line item description should parenthetically disclose such exclusion. The Company has revised the disclosure on page F-17 of Amendment No. 1 in response to this provision of SAB Topic 11:B.

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If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Brian B. Margolis of this firm at (212) 937-7239.

Very truly yours,

/s/ Mark G. Borden

Mark G. Borden

Enclosures

cc:	R. Scott Murray (Global BPO Services Corp.)

Brian B. Margolis (Wilmer Cutler Pickering Hale and Dorr LLP)